
Lion Capital
Opportunistic Fund I



Vision

We have a $5M diversified fund that delivers double digit IRR for our investors while helping its principals and our Mastermind members do MORE multifamily, hotel and development deals.

Diversified Exposure to Multifamily, Hotels and Developments
(Safety & Stability of Multifamily + Higher Cashflow of Hotels + Higher ROI of Developments)

CAPITAL ALLOCATION



Developments - 25%

Multifamily - 50%

Hotels - 25%

Target Returns

IRR of 15-20%

Equity multiple ≥ 2x for our LPs (5-yr time period)



Why Do This?

Some of our Mastermind members have capital or they have investor-capital they need to deploy but they don't deploy it because they're waiting to have their own deals. Eventually some of their investors move on and invest with someone else.

Surveyed the Mastermind Members...

24 can put in and/or raise at least $4.8M (see Total)





Why Do This?

By having a FUND where their investors can invest in, they don't have to wait to accept investor capital until they have their own deal. They can get investor capital NOW and then the same fund can invest in their deal once they have one.

Proposed Equity Structure



% EQUITY

GP- Mgmt - 12.5%

GP - Capital Raisers - 37.5%

LPs - 50%

Proposed GP Roles
(Mgmt - Equal Equity of 3.125%)

GP Partner	Roles
Mike Ealy	Hotels and Development deal Final Underwriting & Funding approval
John Casmon	Asset Management & Communication
Tim Vest	Multifamily deal Final Underwriting & Funding Approval
Wen de Guzman	Preliminary deal Underwriting & Marketing
Capital Raisers	Raise Capital, Investor Relations

Next Steps



SET UP LEGAL/ FUND PAPERWORK



IDENTIFY 3 DEALS TO BE FUNDED IMMEDIATELY



DO INVESTOR WEBINARS/ ZOOM CALLS TO START RAISING MONEY